UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

7.375% Series F Cumulative Preferred Stock, par value $0.01 per share

7.50% Series H Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

044103604

044103802

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% of the outstanding shares of Series F Preferred Stock 6.8% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,062 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% of the outstanding shares of Series F Preferred Stock 6.8% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		175,964 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

175,964 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,964 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% of the outstanding shares of Series F Preferred Stock 7.9% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		179,964 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

179,964 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

179,964 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% of the outstanding shares of Series F Preferred Stock 8.5% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 044103604

CUSIP No. 044103802

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the following securities (collectively, the “Securities”) of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”):

(a)	7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”); and

(b)	7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”).

The address of the principal executive offices of the Issuer is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 36,902 shares of Series F Preferred Stock beneficially owned by Cygnus Opportunity is approximately $237,371, excluding brokerage commissions. The aggregate purchase price of the 139,062 shares of Series F Preferred Stock beneficially owned by Cygnus V is approximately $821,660 excluding brokerage commissions. The aggregate purchase price of the 31,842 shares of Series H Preferred Stock beneficially owned by Cygnus Opportunity is approximately $214,333, excluding brokerage commissions. The aggregate purchase price of the 188,116 shares of Series H Preferred Stock beneficially owned by Cygnus V is approximately $996,639, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including securities held in an IRA Account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 10,000 shares of Series F Preferred Stock beneficially owned by Mr. Swann is approximately $43,956, excluding brokerage commissions. The aggregate purchase price of the 15,000 shares of Series H Preferred Stock beneficially owned by Mr. Swann is approximately $67,118, excluding brokerage commissions.

10

CUSIP No. 044103604

CUSIP No. 044103802

Item 4.	Purpose of Transaction.

On December 8, 2020, the Board of Directors of the Issuer (the “Board”), subject to the provisions of the Issuer’s Articles of Amendment and Restatement, as amended from time to time (the “Charter”), approved a request (the “Waiver”) by the Reporting Persons that allows the Reporting Persons to beneficially own shares of the Issuer’s Common Stock (the “Common Stock”) in excess of the 9.8% ownership limit (the “Ownership Limit”) set forth in the Charter, subject to the conditions set forth in the Waiver.

Pursuant to the Waiver, the Reporting Persons may acquire and beneficially own up to 15% of the Common Stock. In addition, the Reporting Persons agreed to, among other things, during the Restricted Period (as defined below), cause all shares of Common Stock beneficially owned by the Reporting Persons to be present for purposes of a quorum and to vote all shares of Common Stock beneficially owned by the Reporting Persons in excess of the Ownership Limit (A) in favor of each director nominated and recommended by the Board for election at any meeting of stockholders or action by consent, (B) against any stockholder nominations for director or purported stockholder nominations for director which are not approved and recommended by the Board for election at any meeting of stockholders or action by consent, and (C) in accordance with the recommendation of the Board with respect to the Company’s “say-on-pay” proposal and any other proposal or stockholder proposal presented at any meeting of stockholders or action by consent. Pursuant to the Waiver, the “Restricted Period” shall be any period during which the Reporting Persons have beneficially own greater than 9.8% of the Common Stock or any other series of class of shares of the Issuer.

The above description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, a copy of the full text of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Series F Preferred Stock and shares of Series H Preferred Stock, and percentage of the outstanding Securities beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of shares of Series F Preferred Stock and shares of Series H Preferred Stock reported owned by each Reporting Person is based upon the sum of, (i) with respect to the Series F Preferred Stock, (A) 4,800,000 shares outstanding as set forth on the Issuer’s Amendment No. 5 to the Schedule TO-I, on Form SC TO-I/A, filed on October 26, 2020 (the “Schedule TO”), minus (B) 1,754,738 shares validly tendered pursuant to the Issuer’s Exchange Offers as set forth on Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on November 23, 2020, and (ii) with respect to the shares of Series H Preferred Stock, (A) 3,800,000 shares outstanding as set forth on the Schedule TO minus (B) 1,029,026 shares validly tendered pursuant to the Issuer’s Exchange Offers as set forth on the Form 8-K.

11

CUSIP No. 044103604

CUSIP No. 044103802

(c)       The transactions in the shares of each of Series F Preferred Stock and Series H Preferred Stock by the Reporting Persons during since the Filing of Amendment No. 6 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Waiver as set forth in Item 4 above is incorporated herein by reference.

As of the close of business on December 10, 2020, the Reporting Persons owned in the aggregate 1,535,498 shares of Common Stock, including 65,000 shares of Common Stock underlying certain call options (representing less than 5% of the outstanding shares of Common Stock), 71,586 shares of the Issuer’s Series D Preferred Stock, 291,180 shares of the Issuer’s Series G Preferred Stock, and 173,035 shares of the Issuer’s Series I Preferred Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Waiver Request Letter, dated December 1, 2020.

12

CUSIP No. 044103604

CUSIP No. 044103802

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

13

CUSIP No. 044103604

CUSIP No. 044103802

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

/s/ Christopher Swann
Name:	Christopher Swann
Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

14

CUSIP No. 044103604

CUSIP No. 044103802

SCHEDULE B

Transactions in the Shares of Series F Preferred Stock and Series H Preferred Stock
Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Property Fund V, LLC

Purchase of Series H Preferred Stock	1,000	9.7500	11/30/2020
Purchase of Series F Preferred Stock	2,200	9.8314	12/03/2020
Purchase of Series F Preferred Stock	2,100	10.6233	12/04/2020
Purchase of Series H Preferred Stock	1,100	10.4709	12/07/2020
Purchase of Series F Preferred Stock	2,000	12.5965	12/08/2020